RED METAL RESOURCES LTD.

October 11, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance/Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Metal Resources Ltd.
Registration Statement on Form S-1
Filed: August 15, 2013, as amended on September 19, 2013, October 4, 2013 and October 11, 2013
File No.: 333-190647

Dear Mr. Reynolds:

Red Metal Resources Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on October 16, 2013 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RED METAL RESOURCES LTD.

By:/s/ Caitlin Jeffs

Caitlin Jeffs, Chief Executive Officer